Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 16, 2010

Catalyst Paper announces amended and restated offering documents in connection with its private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced that an agreement in principal has been reached with the lenders under Catalyst's asset based credit facility in conjunction with counsel to the members of the Ad Hoc Committee of holders of its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”) with respect to inter-creditor and other related agreements arising from the proposed issuance of the 11% Senior Secured Notes of Catalyst due December 15, 2016 (the “New Notes”) in the previously announced private exchange offer and consent solicitation (the “Exchange Offer”) for the Old Notes.

As a result, Catalyst has amended and restated its Offering Memorandum and Consent Solicitation (the “Offering Memorandum”) and the accompanying letter of transmittal (the "Letter of Transmittal" and together with the Offering Memorandum, as so amended and restated, the "Offer Documents"), and has extended the expiration date of the Exchange Offer, from 5:00 p.m., New York City time, on February 12, 2010, to 5:00 p.m., New York City time, on March 2, 2010, unless further extended.

Holders who validly tender and do not validly withdraw their Old Notes will receive, for each U.S.$1,000 principal amount of Old Notes accepted for exchange, U.S.$830 in principal amount of New Notes.  Holders will also receive an additional U.S.$50 in principal amount of New Notes as an early tender amount for each U.S.$1,000 principal amount of Old Notes accepted for exchange that are validly tendered on or prior to 5:00 p.m., New York City time, on February 25, 2010 and not withdrawn.  Holders of Old Notes who have previously tendered and not withdrawn Old Notes will be entitled to receive the consideration being offered by Catalyst in the amended Exchange Offer, including the early tender amount, if such Old Notes are accepted for exchange by Catalyst.  As previously announced, the consideration offered in the amended Exchange Offer does not include any common shares of, or other equity in, Catalyst.

Eligible Holders (defined below) can obtain the Offer Documents by contacting the information agent, MacKenzie Partners, Inc., at (212) 929-5500 or toll free at (800) 322-2885.  Offer Documents will only be provided to persons who can certify that they are Eligible Holders or that they are representatives acting on behalf of Eligible Holders.

As previously announced, Catalyst had entered into a Support Agreement with persons holding U.S.$101.3 million principal amount of the Old Notes, or 28.6% of the outstanding Old Notes.   Counsel for the Ad Hoc Committee has advised Catalyst that it is highly confident that the members of Ad Hoc Committee will support the agreement in principal reached with the ABL lenders and counsel to the Ad Hoc Committee as described above. In cooperation with counsel to the Ad Hoc Committee, Catalyst is seeking an amendment to the previously announced Support Agreement to reflect this agreement and the terms of the amended exchange offer.

Catalyst has been advised by the exchange agent for the Exchange Offer that, as of the close of business on February 12, 2010, the aggregate principal amount of Old Notes that had been validly tendered (and not validly withdrawn) and for which related consents had been validly delivered (and not validly revoked) was approximately U.S.$89.2 million, or 25.2 % of the outstanding Old Notes.

As described more fully in the Offering Memorandum, the Exchange Offer is subject to certain conditions, which Catalyst may assert or waive at any time in whole or in part in its discretion, subject to its obligations under the Support Agreement as this agreement is contemplated to be amended. These conditions include, among others, the condition that Catalyst receives tenders and consents in respect of at least 95% of the outstanding aggregate principal amount of the Old Notes.

The amended Exchange Offer will be made, and the New Notes will be offered and issued, in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the amended Exchange Offer will only be made to holders of Old Notes (i) that are both “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, and “accredited investors,” as that term is defined in Rule 501(a) under the Securities Act, or (ii) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act (collectively, the “Eligible Holders”). In Canada, the amended Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in S.2.14 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”).

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE. OFFERS IN CONNECTION WITH THE EXCHANGE OFFER WILL BE MADE SOLELY BY THE OFFER DOCUMENTS AND ONLY TO ELIGIBLE HOLDERS. NO RECOMMENDATION IS BEING MADE BY CATALYST AS TO WHETHER HOLDERS OF THE OLD NOTES SHOULD TENDER THEIR OLD NOTES OR GIVE THEIR CONSENT.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372